INVEST IN **BOW WOW LABS**

Award-winning pet products — Saving lives and driving explosive growth


BOW
WOW
LABS

bowwowlabs.com Novato CA

LEAD INVESTOR

Stephen Mayer

i am very excited to be the lead investor on the Bow Wow Labs company. This is a very exciting time for our team, our customers and our investors. With this funding we will be able to achieve our next round of goals and reach out to many more potential customers. I recentlu joined the board and have met the team. This is a first class group of people with incredible experience. With your help we will be successful Please join me in investing in this opportunity

Invested $75,000 this round & $425,000 previously

Highlights

1. 🚀 $5K/mo to $4M/year in 30 months. December 2022 revenue at $7.5M/year run rate
2. 💰 $100B industry poised to triple by 2030
3. 💸 Sold over 200,000 Bow Wow Buddy™ safety devices, 1.6 million bully sticks and much more
4. 🔥 New long-term chew, the Epic Chew™ (Patent Pending) may deliver $200+M in potential revenue
5. 📈 52,000+ happy customers in our Shopify database and growing rapidly
6. 🐕 Safe, healthy & holistic pet goods to proactively protect pups from teeth to tail
7. 📣 Featured in Reader's Digest, NBC, DailyMail, Dogster and named Best Emerging Pet Brand in 2022
8. 🏆 Over 100 years combined pet industry experience with track record of successful startups

Our Team



Michael D London CEO

I've spent my career taking great ideas, building great teams and growing great companies. Bow Wow Labs's mission is to create innovative products that truly keep dogs safe and healthy for the 45M homes that consider their dog part of their family.



Brian O'Neil COO

I have spent my career building brands like Function of Beauty, Coty, & Harry's. For 40 years, my passion for leading teams through transformational growth and change has resulted in dramatic increases in service, quality, & financial performance.



James Navin CFO

I have helped grow businesses across a range of industries, holding multiple CFO roles and leading corporate development and product teams. I bring extensive fundraising experience, having raised over $100M in venture capital from Seed to Series E.



Johnna Devereaux, CPN Chief Nutrition Officer | VP of Marketing

As a Clinical Pet Nutritionist, I've helped pets achieve their individual highest level of health. I'm thrilled to utilize my knowledge and experience to aid in product formulation and development and design our educational arm for the BWL audience.



Brad Allen VP of Product Development & Innovation

As former Greenies COO with 20+ years of pet industry leadership, I feel great joy creating products that dogs love and enhance their lives. I'm a devoted husband and father of 4 children and 5 dogs, and have a passion for innovative pet products.



Phil Cooper VP of Business Development

For over 50 years, I've had the pleasure of working with and building some of the pet industry's largest companies. I love working with this team to help them build a big business that we can sell successfully in the next 3-5 years.



Stephen Mayer Board Member

Stephen is a serial entrepreneur, having started over 20 companies in accounting, wealth management, hospitality, food services, banking, software, and retail. He has proudly served on ~20 nonprofits throughout his career and has written three books.



Harvey L. Poppel Board Member

Harvey is a highly successful public/private investor. He did 80 M&A deals as Broadview Associates' managing director. Prior he managed global consulting practices & was a board member at Booz Allen Hamilton. He also created 'Harvey Balls' symbology.



Johnna Devereaux Title



Dean Letcher

After a successful career as a public CPA, I changed sides and joined entrepreneurial startups as CFO. Bow Wow Labs is simply the most exciting opportunity I've ever had the pleasure of being associated with.

Why Bow Wow Labs?

Bow Wow Labs is creating a platform for the **45 million homes that consider their dogs part of their family,** with their innovative line of life-protecting safety devices and products that promote and support a dog's overall health, wellness and happiness.

ENORMOUS MARKET WITH EXTRAORDINARY TAILWINDS

- RAPIDLY GROWING, **$100B+** U.S. PET PRODUCTS & SERVICES MARKET
- eCOMMERCE WITH TRUSTED SUPPLIERS CONTINUES TO **OUTPACE** BRICK-AND-MORTAR PET RETAIL
- COVID-19 DROVE A DRAMATIC AND **SUSTAINED** INCREASE IN THE OVERALL MARKET
- HUMANIZATION OF PETS AND PREMIUMIZATION OF PET PRODUCTS IS **COMPOUNDING GROWTH**
- PET **HEALTH AND WELLNESS** HAS BECOME AN EVERYDAY CONCERN

In a post-pandemic world where more Americans than ever are proud pet parents, the market for our products is in great demand and rapidly expanding. **The industry reaching over $100B in 2021**, according to a Morgan Stanley study, is **expected to exceed $300B by 2030.** Bow Wow Labs, founded on the promise of protecting pet's health and safety, was launched in 2018, with a Kickstarter proof of concept where we came in a top 10 out of 600 pet companies in the previous decade.

The company launched shortly thereafter and in 30 straight months of double-digit growth **rapidly expanded from $5K per month in sales to $4M in the next 30 months following the Kickstarter campaign.** In August of 2022, we were awarded Best Emerging Pet Brand at the SuperZoo trade show. We exceeded $500,000 in monthly revenue in October 2022, and monthly revenue exceeded $600,000 in both of November and December.

Here's a few stats to explain why:


OVER 52,000 CUSTOMERS IN SHOPIFY ALONE
FROM $5K/mo TO OVER $4M/yr IN 30 MONTHS
FROM $0 TO AS HIGH AS $54,000 AVG. DAILY REVENUE
AVERAGE OPEN EMAIL RATE OF 41.4%
OVER 200,000 BOW WOW BUDDY DEVICES SOLD
FROM 0 TO >1,600,000 BULLY STICKS SOLD

In addition to our own Direct to Consumer channel, we're already leveraging Amazon.com, Walmart.com, the Meta channels and a growing wholesale channel through America's independent and small chain stores.

In time for the 2022 holiday buying season, we launched our first International sales channel live in Canada, and we plan to **expand into additional internet and wholesale channels, including big box stores,** throughout 2023.

Our goal is to **build a multi- $100M dollar company** by the end of the decade — and we are well on our way.


REVENUE FORECAST
$3.4
$4.4
$5.0
$14.0
$30.4
$48.2
$75.7
$116.7
2020
2021
2022
2023P
2024P
2025P
2026P
2027P

The information in this campaign site, including information on our strategy, plans and financial projections, includes forward-looking statements of our current intentions, beliefs, and expectations, based on current assumptions that may turn out to be inaccurate. Forward-looking statements are not guarantees, just predictions involving risks and uncertainties, so please review the "Risk Factors" section to learn about important factors that could cause actual results to differ materially from our predictions, and please keep in mind that we are not required to update our forward-looking statements.

OUR PLAN FOR SUCCESS

TO ACHIEVE OUR 2023 REVENUE GOALS, WE WILL EXECUTE THE FOLLOWING:

- **ENHANCE SUBSCRIPTION PURCHASE OFFERINGS**, CONTINUING TO DRIVE AND INCREASE RECURRING REVENUE THROUGH EASE OF AUTOMATIC DELIVERY
- **ORDER PRODUCTION MOLDS** FOR THE BOW WOW BUDDY V3 AND EPIC CHEWS AND LAUNCH IN BOTH IN EARLY 2023
- **ACCELERATE GROWTH OF NEW CUSTOMER BASE** BY EXPANDING OUR MARKETING/ADVERTISING, SOCIAL MEDIA, PR, AND INFLUENCER PROGRAMS
- **ADD ADDITIONAL PRODUCTS** TO OUR OFFERINGS, INCLUDING:
  - *ADDITIONAL LONG TERM CHEWS INTENDED TO MAKE US THE DESTINATION FOR LONG TERM CHEWS*
  - *SUPPLEMENTS AVAILABLE IN A VARIETY OF DELIVERABLE FORMS, INCLUDING INFUSION IN OUR SHORT, MEDIUM, AND LONG-TERM CHEWS.*
  - *EXPANDED BENEFITS AND VALUE OF BEING A BOW WOW NOW MEMBER*
- **MEET THE GROWING INTERNATIONAL DEMAND** FOR OUR PRODUCTS. SELLING BEGINS IN CANADA IN NOVEMBER 2022, THEN INTO UK, EU, AUS, AND NZ BY END OF Q2 2023
- **POTENTIAL 2023 ACQUISITIONS** - THERE ARE HUNDREDS OF SMALL PET COMPANIES THAT WOULD FIT SYNERGISTICALLY UNDER THE BOW WOW LABS UMBRELLA

Forward-looking projections cannot be guaranteed.

NOW'S THE TIME - INVEST NOW!

Dogs and their humans alike love Bow Wow Labs!

The following 4 key metrics evidence this and are off the chart!

9+X
TTM* AVERAGE OVERALL ROAS

$48.00
TTM AVERAGE AOV

$29
2022 AVERAGE CAC

*TRAILING 12 MONTHS

Few companies, let alone pet companies, achieve these types of results. Customers are barking for more products - and we're listening. Our launch product, the Bow Wow Buddy™ (formerly known as the Bully Buddy) is a life protecting safety device that protects dogs from choking and swallowing whole, that last inch of a dog's favorite long-term chew, the bully stick. Bully sticks are an $800M segment of the pet consumable market and **the hazard of choking and intestinal obstruction impacts over 200,000 dogs each year**.

This is a real risk that occurs every time you give a dog a bully stick, unprotected.

The marriage of the Bow Wow Buddy safety device and bully sticks form the foundation of our device and consumable model, think razors and blades and printers and ink.

To expand on that model we are upgrading the Bow Wow Buddy to securely and safely hold other long-term chew options. Most importantly, we are launching **what we believe can be the #1 chew in the world**, the Epic Chew™.

Epic Chews mimic the properties of bully sticks in duration, nutrition and taste—but better. They are a highly digestible manufactured chew made from whole foods, that are gluten and grain free. They also fit perfectly into the Bow Wow Buddy for safe chewing.

Like bully sticks, Epic Chews are highly palatable, higher in protein and low in fat. Epic Chews also have a similar chew duration as bully sticks taking approximately 20-25 minutes for most dogs to chew.

Unlike bully sticks, **we can produce Epic Chews on demand, avoiding the supply chain issues** that we are seeing globally.

Epic Chews will be available in multiple varieties, each infused with supplements, vitamins, and antioxidants to address and support different bodily systems including the nervous system, cardiovascular system, digestive system, musculoskeletal system and more.

After nearly 18 months of R&D, the Epic Chew is ready to come to market. We have filed the patent and are ready to order the production molds. **If the bully stick market is approaching 1 billion dollars we believe the Epic Chew market could be as large.**

The Benefits of Investing in Bow Wow Labs:

With **projected revenue of over $100 million** by 2027, by any measurement, Bow Wow Labs is considered a hot startup. Most individuals never get the opportunity to invest in a company like ours, at this stage of growth and with so much potential. **The time to invest in Bow Wow Labs is now!**

OUR CUSTOMERS LOVE US

Forward-looking projections cannot be guaranteed.

Bow Wow Labs has tens of thousands of customers that swear by our products, and preach the importance of our line of safety devices. With a **4.5-star rating** on Amazon and **4.6 stars** on Google, the reviews speak for themselves.



Our Customers Love Us!
Watch later
Share
Cortney
Lifesaver for my dog and her teething!
Reviewed in the United States on September 22, 2022
Size: Medium (Pack of 1) | Verified Purchase
I didn't want to give my dog bully sticks for fear of her choking. She takes down food, treats, etc within seconds
if allowed so even under supervision I was worried. THIS changed everything! Now she is happily chewing,
mply take out the nub and throw it away. LOVE this!!
Watch on YouTube

THE MEDIA LOVES US

Bow Wow Labs has been featured in some of the biggest media outlets out there, including:



dogster Magazine
NBC
DailyMail
Reader's digest
Pet Product News
FOX
PETS+

READY TO INVEST? CLICK HERE!

EPIC CHEWS: A $200M+ OPPORTUNITY

THE EXCITING BWL EPIC CHEWS

- MADE WITH **WHOLE FOODS** AND HIGH-QUALITY INGREDIENTS THAT SUPPORT OVERALL HEALTH AND PROVIDE FUNCTIONAL BENEFITS WITH NOTHING ARTIFICIAL

- **GREATER BENEFITS** THAN OTHER LONG-TERM CHEWS
- **EXPANDS OPPORTUNITIES** FOR MULTIPLE LONG-TERM CHEW OPTIONS
  - *DOGS AND PET PARENTS WANT VARIETY IN*
    - *I. FLAVORS*
    - *II. NUTRITIONAL BENEFITS*
    - *III. SNACK OCCASIONS*
- MANUFACTURED **AS NEEDED** WITHOUT SUPPLY CHAIN CHALLENGES OF BULLY STICKS
- MORE ATTRACTIVE **PRICE POINT** FOR THE CONSUMER


DENTAL/ORAL HEALTH
CALMING / NERVOUS SYSTEM
DIGESTIVE HEALTH
CARDIOVASCULAR HEALTH
MOBILITY HEALTH
SUPERFOOD / IMMUNE SYSTEM

THE JOURNEY


EARLY 2023 EPIC CHEW & BWB V.3 RELEASE
MID 2023 SUPPLEMENTS RELEASE
SEPT. 2022 COLLAGEN STICKS RELEASED
NOV. 2021 DENTAL PRODUCTS INTRODUCED
AUG. 2021 NATURAL CHEWS LINE RELEASED
MARCH 2021 ENTERED WALMART.COM PRODUCT LINEUP
DEC. 2020 BOW WOW NOW SUBSCRIPTION SERVICE LAUNCHED
DEC. 2019 ENTERED AMAZON PRODUCT LINEUP BOW WOW BUDDY V2 RELEASED
SEPT. 2019 BOW WOW BUDDY INTRODUCED
Q3 2018 KICKSTARTER LAUNCH

OTHER IMPORTANT REVENUE DRIVERS

Dental Products: Our recently launched patented toothbrush and toothpaste gel will be a gateway to a full array of dental products, supporting oral health and our overall mission.

Supplements: Being an amazing long-term chew, the Epic Chew will also be our first step into the $800M market of pet nutraceuticals. Supplements are no longer just for humans. This opportunity is huge and we are already in development for a whole line of dog-specific supplements. All of this falling under our wellness umbrella and supporting our mission as a company.

Wags to Wellness: Our educational platform, via a newsletter, provides pet parents information about nutrition, offers health tips, training advice, lifestyle recommendations, recipes and more. This newsletter also highlights interviews between our Clinical Pet Nutritionist and a variety of holistic, integrative veterinarians, dog trainers and other professionals in the pet space. This platform will be the springboard to our launch of the Nutrition and Wellness Center that will be an interactive database and resource center for pet parents.

Expansion of Long Term Chews: To compliment the Bow Wow Buddy, we are developing an entire line of long term chews that fit securely within the safety device. Our first branch of this product expansion, Collagen Sticks, was launched in September 2022. Epic Chews will be the next addition with yak cheese sticks, antlers, and more planned to follow in early 2023.

Bow Wow Now: Bow Wow Labs offers a subscription service for all of its consumables which drives significant recurring revenue, and will be adding numerous additional benefits to membership in the future.

Bow Wow Now OVERVIEW

- PROVIDES MEMBERS WITH **FREE SHIPPING** AND **VIP PRE-LAUNCH ACCESS** TO PRODUCTS
- MEMBERSHIP IS FREE UNTIL BOW WOW NOW **2.0** IS LAUNCHED
  - *2.0 WILL HAVE MODEST ANNUAL FEE*
  - *FEE WILL BE INCREASED ANNUALLY AS ADDITIONAL BENEFITS ARE ADDED*
- STRATEGY
  - *EXPAND THE BOW WOW NOW PRODUCT AND SERVICE OFFERING OVER TIME*
  - *ATTRACT NEW MEMBERS*
  - *EXPONENTIALLY GROW RECURRING REVENUE BASE*

CLICK HERE TO INVEST NOW!